Exhibit 99.1

EchoStar Announces Financial Results for the Three and Six Months Ended June 30, 2022

Englewood, CO, August 3, 2022—EchoStar Corporation (NASDAQ: SATS) announced its financial results for the three and six months ended June 30, 2022.

Three Months Ended June 30, 2022 Financial Highlights:

•Consolidated revenue of $499.3 million.
•Net income of $10.5 million, consolidated net income attributable to EchoStar common stock of $13.9 million and basic and diluted earnings per share of common stock of $0.16.
•Consolidated Adjusted EBITDA of $167.7 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Six Months Ended June 30, 2022 Financial Highlights:

•Consolidated revenue of $1,000.9 million.
•Net income of $99.4 million, consolidated net income attributable to EchoStar common stock of $105.3 million, and basic and diluted earnings per share of common stock of $1.24.
•Consolidated Adjusted EBITDA of $333.6 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“Once again, the EchoStar team delivered a solid performance in the second quarter,” said Hamid Akhavan, CEO and President of EchoStar. “We are focused on optimizing operations and asset yields in order to maintain our track record of excellent fiscal responsibility, and are leveraging our engineering expertise to innovate new solutions and applications across the market segments we serve.”

Three Months Ended June 30, 2022 - Additional Information:

•Consolidated revenue was flat year over year. Higher equipment sales of $16.1 million to our domestic and international enterprise customers was offset by lower service revenues of $16.6 million, primarily due to lower broadband consumer customers.
•Adjusted EBITDA decreased 10.2% or $19.0 million year over year.
◦Hughes segment Adjusted EBITDA decreased $24.9 million year over year. The decrease was driven primarily by lower gross margin due to a change in revenue mix.
◦ESS segment Adjusted EBITDA increased $1.3 million year over year.
◦Corporate and Other segment Adjusted EBITDA increased $4.6 million year over year. The increase was primarily due to higher earnings of unconsolidated affiliates, net, of $2.7 million and lower legal expenses.
•Net income decreased $24.5 million year over year. The decrease was primarily due to an unfavorable change in investments of $53.2 million, lower operating income of $19.4 million, and losses on foreign exchange of $4.3 million. These items were partially offset by lower net interest expense of $18.4 million, lower net income tax expense of $15.8 million, and lower losses in Other, net, of $15.4 million, which included litigation expense of $16.8 million in the second quarter of 2021.
•Hughes broadband subscribers totaled approximately 1,346,000, declining 60,000 from March 31, 2022. Our current capacity limitations require a balancing of capacity utilization with subscriber levels in areas of high bandwidth demand. These constraints, and increased competitive pressures, are impacting our consumer subscriber levels. In Latin America, subscriber levels were also impacted by adverse economic conditions, more selective customer screening, and capacity allocation to community WiFi and enterprise opportunities.

•For the three months ended June 30, 2022, approximately 63% of Hughes segment revenue was attributable to our consumer customers with approximately 37% attributable to our enterprise customers.
•Cash, cash equivalents and current marketable investment securities were $1.5 billion as of June 30, 2022.
•During the three months ended June 30, 2022, we purchased 1,924,875 shares of our Class A common stock in open market trades.
•The Jupiter 3/EchoStar XXIV satellite continues to progress at Maxar and is expected to be launched during the first half of 2023
Set forth below is a table highlighting certain of EchoStar’s segment results for the three and six months ended June 30, 2022 and 2021 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021

Revenue
Hughes	$491,841	$492,276	$985,947	$968,136
EchoStar Satellite Services	4,850	4,283	9,324	8,372
Corporate and Other	2,625	3,275	5,579	5,908
Total revenue	$499,316	$499,834	$1,000,850	$982,416

Adjusted EBITDA
Hughes	$182,423	$207,317	$366,710	$409,253
EchoStar Satellite Services	3,521	2,243	6,212	4,162
Corporate & Other:
Corporate overhead, operating and other	(18,554)	(20,497)	(39,745)	(41,964)
Equity in earnings (losses) of unconsolidated affiliates, net	338	(2,369)	440	984
Total Corporate & Other	(18,216)	(22,866)	(39,305)	(40,980)
Total Adjusted EBITDA	$167,728	$186,694	$333,617	$372,435

Net income (loss)	$10,473	$35,015	$99,418	$112,587
Expenditures for property and equipment	$75,779	$83,232	$187,917	$262,466

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021

Net income (loss)	$10,473	$35,015	$99,418	$112,587
Interest income, net	(9,072)	(5,240)	(15,494)	(11,189)
Interest expense, net of amounts capitalized	14,307	28,868	29,280	63,535
Income tax provision (benefit), net	5,390	21,152	38,172	43,299
Depreciation and amortization	116,555	118,982	236,991	248,268
Net loss (income) attributable to non-controlling interests	3,395	2,280	5,883	3,227
EBITDA	141,048	201,057	394,250	459,727
(Gains) losses on investments, net	22,538	(30,633)	(58,148)	(109,233)
Impairment of long-lived assets	711	15	711	245
Litigation Expense	—	16,800	—	16,800
License fee dispute - India, net of non-controlling interests	(211)	(236)	(444)	(446)
Loss on Debt Repurchase	—	356	—	1,938
Foreign currency transaction (gains) losses, net	3,642	(665)	(2,752)	3,404
Adjusted EBITDA	$167,728	$186,694	$333,617	$372,435

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” “Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended June 30, 2022 and 2021 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended June 30, 2022 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Thursday, August 4, 2022 at 11:00 a.m. Eastern Time. The conference call will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To participate via telephone and ask a question, participants must register using an online form found at https://register.vevent.com/register/BI6304e454ed1d4d30a1618d0a317c94a0.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2021 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

###

Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	As of
	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$991,595	$535,894
Marketable investment securities	529,854	1,010,496
Trade accounts receivable and contract assets, net	224,016	182,063
Other current assets, net	211,877	198,444
Total current assets	1,957,342	1,926,897
Non-current assets:
Property and equipment, net	2,312,526	2,338,285
Operating lease right-of-use assets	151,967	149,198
Goodwill	533,505	511,086
Regulatory authorizations, net	464,523	469,766
Other intangible assets, net	17,018	13,984
Other investments, net	352,078	297,747
Other non-current assets, net	329,564	338,241
Total non-current assets	4,161,181	4,118,307
Total assets	$6,118,523	$6,045,204

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$103,680	$109,338
Contract liabilities	134,856	141,343
Accrued expenses and other current liabilities	195,827	209,442
Total current liabilities	434,363	460,123
Non-current liabilities:
Long-term debt, net	1,496,379	1,495,994
Deferred tax liabilities, net	428,600	403,684
Operating lease liabilities	137,446	134,897
Other non-current liabilities	122,179	136,426
Total non-current liabilities	2,184,604	2,171,001
Total liabilities	2,618,967	2,631,124

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both June 30, 2022 and December 31, 2021	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 58,604,747 shares issued and 35,885,079 shares outstanding at June 30, 2022 and 58,059,622 shares issued and 38,726,923 shares outstanding at December 31, 2021	59	58
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both June 30, 2022 and December 31, 2021	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both June 30, 2022 and December 31, 2021	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both June 30, 2022 and December 31, 2021	—	—
Additional paid-in capital	3,355,238	3,345,878
Accumulated other comprehensive income (loss)	(204,465)	(212,102)
Accumulated earnings (losses)	761,767	656,466
Treasury shares, at cost	(514,418)	(436,521)
Total EchoStar Corporation stockholders' equity	3,398,229	3,353,827
Non-controlling interests	101,327	60,253
Total stockholders' equity	3,499,556	3,414,080
Total liabilities and stockholders' equity	$6,118,523	$6,045,204

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021

Revenue:
Services and other revenue	$414,697	$431,279	$833,508	$861,616
Equipment revenue	84,619	68,555	167,342	120,800
Total revenue	499,316	499,834	1,000,850	982,416
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	144,235	139,547	285,364	272,336
Cost of sales - equipment (exclusive of depreciation and amortization)	70,054	54,503	139,168	99,654
Selling, general and administrative expenses	113,091	114,038	231,261	228,157
Research and development expenses	8,764	7,441	16,381	14,986
Depreciation and amortization	116,555	118,982	236,991	248,268
Impairment of long-lived assets	711	15	711	245
Total costs and expenses	453,410	434,526	909,876	863,646
Operating income (loss)	45,906	65,308	90,974	118,770
Other income (expense):
Interest income, net	9,072	5,240	15,494	11,189
Interest expense, net of amounts capitalized	(14,307)	(28,868)	(29,280)	(63,535)
Gains (losses) on investments, net	(22,538)	30,633	58,148	109,233
Equity in earnings (losses) of unconsolidated affiliates, net	(1,301)	(4,044)	(3,015)	(2,670)
Foreign currency transaction gains (losses), net	(3,642)	665	2,752	(3,404)
Other, net	2,673	(12,767)	2,517	(13,697)
Total other income (expense), net	(30,043)	(9,141)	46,616	37,116
Income (loss) before income taxes	15,863	56,167	137,590	155,886
Income tax benefit (provision), net	(5,390)	(21,152)	(38,172)	(43,299)
Net income (loss)	10,473	35,015	99,418	112,587
Less: Net loss (income) attributable to non-controlling interests	3,395	2,280	5,883	3,227
Net income (loss) attributable to EchoStar Corporation common stock	$13,868	$37,295	$105,301	$115,814

Earnings (losses) per share - Class A and B common stock:
Basic	$0.16	$0.41	$1.24	$1.26
Diluted	$0.16	$0.41	$1.24	$1.25

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the six months ended June 30,
	2022	2021

Cash flows from operating activities:
Net income (loss)	$99,418	$112,587
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	236,991	248,268
Impairment of long-lived assets	711	245
Losses (gains) on investments, net	(58,148)	(109,233)
Equity in losses (earnings) of unconsolidated affiliates, net	3,015	2,670
Foreign currency transaction losses (gains), net	(2,752)	3,404
Deferred tax provision (benefit), net	24,412	34,024
Stock-based compensation	5,047	3,825
Amortization of debt issuance costs	386	2,008
Other, net	27,397	6,198
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(39,271)	(3,363)
Other current assets, net	(6,113)	(1,120)
Trade accounts payable	1,793	(9,631)
Contract liabilities	(6,487)	23,251
Accrued expenses and other current liabilities	(10,119)	621
Non-current assets and non-current liabilities, net	(24,648)	(5,114)
Net cash provided by (used for) operating activities	251,632	308,640

Cash flows from investing activities:
Purchases of marketable investment securities	(183,529)	(939,255)
Sales and maturities of marketable investment securities	669,600	1,824,332
Expenditures for property and equipment	(187,917)	(262,466)
Expenditures for externally marketed software	(11,967)	(16,835)
India JV formation	(7,892)	—
Dividend received from unconsolidated affiliate	2,000	—
Purchase of other investments	—	(50,000)
Sales of other investments	—	10,516
Net cash provided by (used for) investing activities	280,295	566,292

Cash flows from financing activities:
Repurchase and maturity of the 2021 Senior Unsecured Notes	—	(901,818)
Payment of finance lease obligations	(114)	(476)
Payment of in-orbit incentive obligations	(1,908)	(1,431)
Proceeds from Class A common stock issued under the Employee Stock Purchase Plan	5,046	4,815
Treasury share repurchase	(77,095)	(163,822)
Contribution by non-controlling interest holder	—	9,880
Other, net	—	(966)
Net cash provided by (used for) financing activities	(74,071)	(1,053,818)

Effect of exchange rates on cash and cash equivalents	(728)	(443)
Net increase (decrease) in cash and cash equivalents	457,128	(179,329)
Cash and cash equivalents, including restricted amounts, beginning of period	536,874	896,812
Cash and cash equivalents, including restricted amounts, end of period	$994,002	$717,483